Via EDGAR

December 23, 2014

Matthew Crispino, Staff Attorney

Securities and Exchange Agreement

Division of Corporate Finance

Washington, D.C. 20549

Re:	Surna, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013
Filed April 15, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed November 19, 2014
Form 8-K
Filed March 25, 2014
File No. 000-54286

Dear Mr. Crispino,

Pursuant to my message left with you on December 19, 2014 and my phone conversation with Staff Attorney Mitchell Austin today, please be advised that we request through and including January 14, 2015 to respond to the above referenced comment letter. If you have any questions please email or call at your convenience.

Best Regards,

/s/ Tae Darnell
Tae Darnell
Vice President and General Counsel